SCHEDULE 13D

(Rule 13d-101)

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Shell Midstream Partners, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

822634 101

(CUSIP Number)

Lori M. Muratta

One Shell Plaza

910 Louisiana Street

Houston, Texas 77002

Telephone: (713) 241-6161

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 822634 101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shell Pipeline Company LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 88,950,136 common units
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 88,950,136 common units
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 88,950,136 common units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11** Approximately 50.2%
14	TYPE OF REPORTING PERSON HC; PN

*	Includes 67,475,068 common units that were issued on February 15, 2017 upon the one-for-one conversion of all of the issued and outstanding subordinated units of Shell Midstream Partners, L.P. (the “Partnership”) upon the termination of the subordination period pursuant to Section 5.7 of the First Amended and Restated Agreement of Limited Partnership of the Partnership, which is incorporated herein by reference to Exhibit 3.1 to the Partnership’s current report on Form 8-K filed with the Commission on November 3, 2014.
**	Based on the number of common units (177,317,444) issued and outstanding as of February 15, 2017, as reported to the Reporting Persons by the Partnership.

CUSIP No. 822634 101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shell Midstream LP Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 88,950,136 common units
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 88,950,136 common units
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 88,950,136 common units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11** Approximately 50.2%
14	TYPE OF REPORTING PERSON HC; OO

*	Includes 67,475,068 common units that were issued on February 15, 2017 upon the one-for-one conversion of all of the issued and outstanding subordinated units of the Partnership upon the termination of the subordination period pursuant to Section 5.7 of the First Amended and Restated Agreement of Limited Partnership of the Partnership, which is incorporated herein by reference to Exhibit 3.1 to the Partnership’s current report on Form 8-K filed with the Commission on November 3, 2014.
**	Based on the number of common units (177,317,444) issued and outstanding as of February 15, 2017, as reported to the Reporting Persons by the Partnership.

Explanatory Note

This Amendment No. 1 to Schedule 13D amends the statement on Schedule 13D filed on November 3, 2014, by Shell Pipeline Company LP and Shell Midstream LP Holdings LLC (the “Initial Statement”). The Initial Statement shall not be modified except as specifically provided herein.

Item 1.	Security and Issuer

No changes to this Item.

Item 2.	Identity and Background

No changes to this Item.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following paragraph:

All 67,475,068 of the Partnership’s issued and outstanding subordinated units were converted into common units on a one-for-one basis, effective February 15, 2017, upon the termination of the subordination period pursuant to Section 5.7 of the Partnership’s First Amended and Restated Agreement of Limited Partnership.

Item 4.	Purpose of Transaction

No changes to this Item.

Item 5.	Interest in Securities of the Issuer

Subparagraphs (a)(1), (a)(2) and (a)(3) are hereby amended and restated as follows:

(a)(1) SPLC does not directly own any common units; however, as the sole member of LP Holdco, it may be deemed to beneficially own 88,950,136 Common Units held of record by LP Holdco, which represents approximately 50.2% of the outstanding Common Units of the Partnership.

(2) LP Holdco is the record and beneficial owner of 88,950,136 Common Units, which represents 50.2% of the outstanding Common Units.

(3) In addition, as of the date of this report, certain of the Covered Individuals beneficially own the number and percentage of Common Units set forth in the following table.

Name	Common Units Beneficially Owned	Percentage of Class Beneficially Owned
Susan M. Ward	25,000	*
Kevin M. Nichols	8,500	*
Alton G. Smith	5,000	*
Michele F. Joy	1,527	*

*	Less than 1% of the class beneficially owned.

The percentages set forth in Item 5(a) are based on the number of Common Units (177,317,444) issued and outstanding as of February 15, 2017, after giving effect to the conversion of the Subordinated Units, as reported to the Reporting Persons by the Partnership.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No changes to this Item.

Item 7.	Material to Be Filed as Exhibits

Exhibit A	Directors, Managers and Executive Officers of SPLC and LP Holdco (filed herewith).

Exhibit B	First Amended and Restated Agreement of Limited Partnership of the Partnership (filed as Exhibit 3.1 to the Partnership’s Current Report on Form 8-K filed with the Commission on November 3, 2014 and incorporated herein in its entirety by reference).

Exhibit C	Contribution, Assignment and Assumption Agreement dated November 3, 2014, among SPLC, the General Partner, the Partnership, LP Holdco, Shell Midstream Operating LLC, and Zydeco Pipeline Company LLC (filed as Exhibit 10.1 to the Partnership’s Current Report on Form 8-K filed with the Commission on November 3, 2014 and incorporated herein in its entirety by reference).

Exhibit D	First Amended and Restated Limited Liability Company Agreement of the General Partner (filed as Exhibit 3.2 to the Partnership’s Current Report on Form 8-K filed with the Commission on November 3, 2014 and incorporated herein in its entirety by reference).

Exhibit E	Underwriting Agreement, dated as of October 28, 2014, by and among SPLC, the Partnership, the General Partner, LP Holdco, Shell Midstream Operating LLC, and Barclays Capital Inc. and Citigroup Global Markets Inc., as representatives of the several underwriters named in Schedule I thereto (filed as Exhibit 1.1 to the Partnership’s Current Report on Form 8-K filed with the Commission on October 30, 2014 and incorporated herein in its entirety by reference).

Exhibit F	Joint Filing Statement (filed as Exhibit 99.1 to SPLC and LPHoldco’s Schedule 13D filed with the Commission on November 14, 2014 and incorporated herein in its entirety by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: February 21, 2017

SHELL PIPELINE COMPANY LP		SHELL MIDSTREAM LP HOLDINGS LLC

By:	Shell Pipeline GP LLC, its general partner	By:	/s/ Kevin M. Nichols
		Name:	Kevin M. Nichols
By:	/s/ Kevin M. Nichols	Title:	Vice President
Name:	Kevin M. Nichols
Title:	Vice President

EXHIBIT A

Executive Officers of Shell Pipeline Company LP

Name	Principal Occupation	Citizenship
Alton G. Smith	President	United States

Brian J. Huisman	Vice President - Tax	United States

Michele F. Joy	Vice President	United States

Kevin M. Nichols	Vice President	United States

Lynn S. Borgmeier	Secretary	United States

Christopher D. Jackson	Treasurer	United States

Linda L. Meagher	Assistant Secretary	United States

Joe L. Guillen	Assistant Treasurer	United States

Executive Officers of Shell Midstream LP Holdings LLC

Name	Principal Occupation	Citizenship
John H. Hollowell	Chief Executive Officer and President	United States

Alton G. Smith	Vice President	United States

Joel D. White	Vice President - Tax	United States

Michele F. Joy	Vice President	United States

Kevin M. Nichols	Vice President	United States

Christopher D. Jackson	Treasurer	United States

Lynn S. Borgmeier	Secretary	United States

Linda L. Meagher	Assistant Secretary	United States

Joe L. Guillen	Assistant Treasurer	United States

Exhibit A-1